FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]                Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]               No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") today, January 20, 2006, announcing two new time charter contracts with Cargill International S.A.

Exhibit I

                                               Corporate Contact:
                                               Ioannis Zafirakis
                                               Director and Vice-President
                                               Telephone: + 30-210-9470100
                                               izafirakis@dianashippinginc.com
For Immediate Release
                                               Investor and Media Relations:
                                               Edward Nebb
                                               Euro RSCG Magnet
                                               Telephone: + 1-212-367-6848
                                               ed.nebb@eurorscg.com


               DIANA SHIPPING INC. ANNOUNCES TWO NEW TIME CHARTER
                      AGREEMENTS WITH CARGILL INTERNATIONAL

ATHENS, GREECE, January 20, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has entered into time charters with Cargill International S.A. for two of its Panamax dry bulk carriers, the Protefs and the Calipso, for a period of 11-13 months and 23-25 months, respectively.

The charters are scheduled to commence on February 2, 2006 and January 21, 2006, respectively. The time charter rate will be payable 15 days in advance and will be adjusted every 15 days based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The initial charter payment will be made on delivery of each vessel to Cargill at a rate based on the average of four time charter routes for the 15 days preceding each vessel's delivery date. At the end of the time charter period for each vessel, there will be a final settlement to reflect the average daily rate of the four time charter routes for the actual duration of the charter.

Diana Shipping has the right to convert the floating rate into a fixed rate for the remaining term of each charter, up to a maximum of twelve (12) months at the prevailing market rate, subject to agreement by Cargill.

The Chairman and Chief Executive Officer of Diana Shipping, Simeon Palios, commented: "We are pleased to have established with Cargill a structure that combines long term time charter employment, the ability to accurately reflect the spot market, and the elimination of repositioning risks. At the same time we maintain the opportunity to convert from floating to fixed time charter employment under certain parameters. We are confident that these contracts will help strengthen even further our Company's ties with Cargill, one of the most reputable operators in the bulk carrier business."

The Protefs is a 73,630 dwt Panamax dry bulk carrier built in 2004 and the Calipso is a 73,691 dwt Panamax dry bulk carrier built in 2005.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding  Forward-Looking  Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  January 20, 2006                       By:  /s/ Anastassis Margaronis
                                                    -------------------------
                                                    Anastassis Margaronis
                                                    President




23159.0002 #635870